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                             July 28, 2023

       Jeffrey Musser
       Chief Executive Officer
       Expeditors International of Washington, Inc.
       3545 Factoria Blvd SE
       Bellevue, WA 98006

                                                        Re: Expeditors
International of Washington, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 21,
2023
                                                            File No. 000-13468

       Dear Jeffrey Musser:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 21, 2023

       Pay versus Performance, page 45

   1. Refer to the graph titled "Absolute Pay vs TSR Alignment." The vertical bars identified as CEO Compensation
Actually Paid and NEO Average Compensation Actually Paid
                                                        appear to reflect the
Summary Compensation Table amounts, rather Compensation
                                                        Actually Paid amounts.
In addition, it is not clear why the title of the graph refers to
                                                           Absolute Pay,    or
why such title refers to TSR but not to    Operating Income,    which is
                                                        also included in the
graph. The requirement of Items 402(v)(5)(i) and (iii) is to describe the relationship
between compensation actually paid and total shareholder return, and compensation actually
paid and the Company-Selected Measure, respectively. Please
                                                        ensure that the
disclosures provided pursuant to Regulation S-K Item 402(v)(5) reflect the correct amounts and
terminology from the pay versus performance table.
   2. Please provide a clear description of the relationship between compensation actually paid and net income, as
required by Regulation S-K Item 402(v)(5)(ii).
 Jeffrey Musser
FirstName
Expeditors LastNameJeffrey   Musser
           International of Washington, Inc.
Comapany
July       NameExpeditors International of Washington, Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
       Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at 202-551-3412 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program